Exhibit 99.1

GENFIT appoints Jean-François Tiné to the Board of Directors

Lille, France; Cambridge, MA; March 04, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced the appointment of Jean-François Tiné as an independent board member.

GENFIT’s Board of Directors has appointed Jean-François Tiné to replace Philippe Moons who resigned from his position as member of the Board.

Jean-François Tiné will also join the Strategy and Alliances Committee and Eric Baclet will become a member of the Audit Committee.

Jean-François Tiné is a seasoned senior investment banking executive.

In 2017, he was appointed Chairman of Equity Capital Markets at Natixis Corporate & Investment Banking after joining Natixis in 2005 as Global Head of Equity Capital Markets.

He began his career in various sales, trading and syndication positions in the London and Paris capital markets at Union Bancaire Privée, Crédit Suisse, First Boston and Bank of America. In 1993, he became an associate at MC Securities in London, before being appointed three years later as Global Head of Equity Syndicate at Société Générale in Paris.

This appointment is subject to ratification by the Shareholders Meeting.

Jean-François Mouney, Chairman of the Board of Directors of GENFIT, commented: “The Board of Directors is thrilled to welcome Jean-François Tiné, whose experience and recognized know-how in the corporate finance sector are valued assets to accompany GENFIT in its future development. The Board thanks Philippe Moons for his engagement and support of GENFIT’s development from the Company’s very beginning.”

Jean-François Tiné, added: “I am pleased to join GENFIT’s Board of directors at a time when the Company’s prospects are especially interesting. In 2020, the Company managed to reinvent itself and enters 2021 in optimum conditions. They have a clear roadmap with significant growth potential, and several levers are now ready to be pulled. Now is the time to intensify our efforts to mobilize and engage investors and reposition GENFIT where it belongs.”

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp® in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding the approval of the appointment of Jean-François Tiné as independent board member by the Shareholders Meeting and the Genfit’s growth potential. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and

Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on 27 May 2020 under n° D.20-0503 and in Section 2 “Risk Factors” of the Company’s Amendment to the Universal Registration Document filed with the AMF on 22 December 2020 under n° D.20-0503- A01, which are available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2019 Annual Report on Form 20-F filed with the SEC on May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com